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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.
                                     20549

                                  AMENDMENT TO
                 REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Executive Risk Inc.
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             (Exact Name of Registrant as specified in its charter)

               Delaware                                   06-1388171
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)


        82 Hopmeadow Street
       Simsbury, Connecticut                                06070
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(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                        Name of each exchange on which
     to be registered                          each class is to be registered
    -------------------                        --------------------------------

Common Stock, $.01 par value                      New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:     None.



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ITEM 1.      DESCRIPTION OF CAPITAL STOCK
             ----------------------------

             The Registrant, Executive Risk Inc. (herein referred to as the "Registrant" or the "Company") amends and restates Item 1. of the Registration on Form 8-A, filed with the Securities and Exchange Commission ("SEC") on February 8, 1994, as amended and restated on Form 8-A/A, filed with the SEC on May 8, 1996, as follows:

             The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 4,000,000 shares of Preferred Stock, par value $.01 (the "Preferred Stock"). No shares of Preferred Stock are issued and outstanding as of the date of this amendment to Form 8-A.

             COMMON STOCK

             All shares of Common Stock are fully paid and non-assessable, and no personal liability will attach to the ownership thereof. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable. The holders of shares of Common Stock are entitled to elect all directors. Each holder of Common Stock is entitled to one vote for each share held. There are no cumulative voting rights. The quorum for meetings of stockholders to elect directors is a majority in voting interest of the holders of the shares of Common Stock entitled to vote, presenting in person or represented by proxy unless applicable law requires a greater number. Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation, the holders of the Common Stock are entitled to share pro rata in funds legally available for distribution to such holders, after payments to all creditors and holders of outstanding preferred stock, if any.

             PREFERRED STOCK

             The Company is authorized to issue up to 4,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). There are no shares of Preferred Stock

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             issued or outstanding.  The Board of Directors may, without further stockholder action, issue authorized and unissued shares of Preferred Stock in any number of series and may establish as to each series the designation and number of shares to be issued and the relative rights and preferences of the shares of each series, including provisions regarding voting powers, redemption, dividend rights, rights upon liquidation and conversion rights. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock by, among other things, establishing preferential dividends, liquidation rights and voting power. The issuance of Preferred Stock could be used to discourage or defeat efforts to acquire control of the Company through the acquisition of shares of Common Stock. The Company currently has no plans to issue any shares of Preferred Stock.

             SHAREHOLDER RIGHTS PLAN

             The Company has adopted a Shareholder Rights Plan (the "Rights Plan"). In connection with the Rights Plan, on December 30, 1993, the Board of Directors of the Company declared a dividend distribution of one right (each, a "Right," and collectively, the "Rights") for each share of Common Stock outstanding on January 1, 1994. In addition, the Company has authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between January 1, 1994, and the earlier of the Distribution Date or Expiration Date (as such terms are hereinafter described) or the date, if any, on which Rights may be redeemed. When exercisable, each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $60.32 per share (the "Purchase Price"), subject to adjustment.

             The description and terms of the Rights are set forth in a Rights Agreement (as amended, the "Rights Agreement") between the Company and Mellon Bank, N.A., as Rights Agent (the "Rights Agent"). A copy of the Rights Agreement, together with the form of Right Certificate (as defined below) and the form of Summary of Rights to Purchase Common Stock (the "Summary of Rights") attached as exhibits thereto, has been filed as an exhibit to Registration Statement No. 333-3956, as filed under the Securities Act of 1933, as amended. The following summary of the material terms of the Rights does not purport to be complete, and is qualified in its entirety by reference to such exhibit.

             The Rights Agreement provides that, up to and including the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the close of business on January 1, 1994, by such Common Stock certificates, whether or not a copy of the Summary of Rights is attached thereto, and the Rights will be transferred with and only with shares of Common Stock. In addition, up to and including the Distribution Date (or earlier redemption or expiration of the Rights), (i) new Common Stock certificates issued after January 1, 1994, upon transfer or new issuance of shares of Common Stock, contain a notation incorporating the Rights Agreement by reference and (ii) the surrender for transfer of any certificates for Common Stock outstanding on or after January 1, 1994, with or without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with Common

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             Stock represented by such certificates.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

             Under the Rights Agreement, the Distribution Date is defined as the earlier of the tenth business day after (i) the commencement of a tender or exchange offer by any person (other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company) for a number of the outstanding shares of the Company stock having in the aggregate 25% or more of the general voting power of the Company, unless the Board declares that the tenth business day following such tender or exchange offer shall not be considered a Distribution Date, or (ii) the date of a public announcement by the Company or an Acquiring Person (as hereinafter defined) that an Acquiring Person has become such (the "Stock Acquisition Date"). In general, under the Rights Agreement, an "Acquiring Person" is a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company or any person who acquires shares of the Company stock having in the aggregate 20% or more of the general voting power of the Company in connection with a transaction or series of transactions approved in advance by the Board) who has acquired or obtained the right to acquire beneficial ownership of a number of the outstanding shares of the Company stock having in the aggregate 20% or more of the general voting power of the Company.

             The Rights are not exercisable until after the date on which the Company's right to redeem has expired. The Rights will expire on January 1, 2004 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

             The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on Common Stock, or a subdivision, combination or reclassification of Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for Common Stock, or convertible securities, at less than the current market price of Common Stock, or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (other than aggregate cash dividends declared during any fiscal year not in excess of 50% of the net income of the Company, as reported in the audited financial statements of the Company and its subsidiaries for the immediately preceding fiscal year), or dividends payable in shares of Common Stock or of subscription rights or warrants (other than those referred to above).

             In the event that, on or at any time after a Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its

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             subsidiaries (taken as a whole) are sold (including, without limitation, by means of bulk or assumption reinsurance), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right.

             In the event that (i) on or at any time after a Stock Acquisition Date, the Company is the surviving corporation in a merger or other business combination and its Common Stock remains outstanding and unchanged, (ii) an Acquiring Person engages in one or more self-dealing transactions specified in the Rights Agreement, (iii) a person (other than the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, a person who acquires 20% or more of the general voting power of the Company in connection with a transaction or series of transactions approved prior to such transaction or transactions by the Board of Directors of the Company) alone, or together with his, her or its affiliates or associates, becomes the beneficial owner of a number of the outstanding shares of the Company stock having in the aggregate 25% or more of the general voting power of the Company or (iv) during such time as there is an Acquiring Person, any of certain events described in the Rights Agreement occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, then, and in each such case, proper provision shall be made so that each holder of a Right (except as noted below) will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of Common Stock having a market value (determined as provided in the Rights Agreement) as of the date of occurrence of any such event of two times the Purchase Price.

             The holder of any Rights that are, or were, beneficially owned by an Acquiring Person or an affiliate or associate thereof or certain transferees thereof which engaged in, or realized the benefit of an event or transaction or transactions described in the immediately preceding paragraph, shall not be entitled to the benefit of the adjustment described in the immediately preceding paragraph.

             Rights are not exercisable until such time as the Rights are no longer redeemable by the Company as described below. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares (other than fractions which are integral multiples of the fraction of a share for which a Right is then exercisable) will be issued and in lieu thereof an adjustment in cash will be made based on the market price of Common Stock on the last trading date prior to the date of exercise.

             Up to and including the tenth business day after a Stock Acquisition Date, which time period may be extended by the Board of Directors of the Company to any time up to and including the thirtieth business day after a Stock Acquisition Date, the Company may redeem the rights in whole, but not in part, at a price of $.0l per Right, which amount may be adjusted as provided in the Rights

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             Agreement (the "Redemption Price").  Under certain circumstances set forth in the Rights Agreement, the decision to redeem or extend the redemption period shall require the concurrence of a majority of the Continuing Directors (as such term is defined below). Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make an announcement thereof and, upon such announcement, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

             The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board immediately prior to the time that any person became an Acquiring Person, or any member of the Board of Directors who becomes a member of the Board subsequent to the time that any person shall become an Acquiring Person if such person is recommended or approved by a majority of the Continuing Directors then in office, but shall not include an Acquiring Person or any affiliate, associate or representative of an Acquiring Person.

             Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. On and after the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct any provision which may be defective or inconsistent with any other provision of the Rights Agreement, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that the Redemption Price, the Expiration Date, the Purchase Price and the number of shares of Common Stock for which a Right is exercisable may not be changed, and the time period for redemption may not be lengthened when the Rights are not redeemable.

             Until a Right is exercised, the holder thereof as such, will have no rights as a stockholder of the Company with respect to a Right held, including, without limitation, the right to vote or to receive dividends.

             On April 8, 1996, the Rights Agreement was amended to provide that Aetna Life and Casualty Company shall not be deemed to be an Acquiring Person by reason of the execution of the Agreement and Plan of Merger, dated as of March 30, 1996, among Aetna Life and Casualty Company, U.S. Healthcare Inc., Butterfly, Inc., Antelope Sub, Inc., and New Merger Corporation, the public announcement thereof or the closing of the transaction contemplated therein.

             BOARD OF DIRECTORS. The Certificate of Incorporation and the By-laws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, one-third of the Board of Directors will be elected each year. The classification of directors has the effect of making it more difficult to change the composition of the Board of Directors because at least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the Board of Directors. Third

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             parties are precluded from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with their own nominees, the vacancies created by removal. These provisions also reduce the power of stockholders generally, even those with a majority voting power in the Company, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of incumbent directors.

             STOCKHOLDER ACTION BY WRITTEN CONSENT. The Certificate of Incorporation also requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. This provision reduces the power of the Company's stockholders and precludes a stockholder of the Company from conducting any form of consent solicitation.

             AMENDMENTS TO GOVERNING DOCUMENTS. Any amendment to the provisions of the Company's Certificate of Incorporation governing the number and classification of directors, the liability of directors to the Corporation, the requirement that the stockholders effect corporate action at a meeting and the procedures for adopting amendments to the Certificate of Incorporation, itself, require the affirmative vote of at least 75% of the then-outstanding shares of Common Stock. In addition, the provisions of the By-laws of the Company may not be amended, modified or rescinded by the stockholders without the vote of the holders of at least 75% of the then-outstanding shares of Common Stock.

      TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock is The Bank of New York.

                                   SIGNATURE


             Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized on August 26, 1997.


                                           Executive Risk Inc.




                                           By: /s/ Robert H. Kullas
                                               -----------------------------
                                               Name:  Robert H. Kullas
                                               Title: Chairman